SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549



                                  FORM 6-K



                          REPORT OF FOREIGN ISSUER



                    Pursuant to Rule 13a-16 or 15d-16 of
                    the Securities Exchange Act of 1934


                       Date of Report: April 29, 2002



                                  BIORA AB

                          SE-205 12 Malmo, Sweden

                      Telephone: (011) 46-40-32-13-33




          Indicate by a check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                      |x|  Form 20-F                        |_|  Form 40-F


          Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                      |_|  Yes                              |x|  No


          If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

                  Not applicable.



          This Form 6-K consists of a press release issued by Biora AB on April 29, 2002, regarding the outcome of the Annual General Meeting of Biora AB held in Malmo, Sweden on April 29, 2002.



                             Press release from Biora AB (publ), April 29, 2002

No 8/02                                                   FOR IMMEDIATE RELEASE

Biora Annual General Meeting held on April 29 in Malmo, Sweden

At the Biora Annual General Meeting, which took place today in Malmo, Sweden, the current seven ordinary Board of Directors and the Deputy Director were re-elected. The Director, Lars Hammarstrom, declined re-election due to his appointment as Chairman of the Biora Scientific Advisory Board. The total fee to the Board of Directors was decided to be SEK 800,000, to be divided among the directors as the Board of Directors shall determine.

Additionally, the Annual General Meeting decided that the accumulated loss on the balance sheet, 22.1 MSEK will be covered by charging the share premium reserve.

Biora develops manufactures and sells biology-based products for the treatment of dental diseases. The principal product, Emdogain(R)Gel, which is approved for sale in Europe, North America and Japan naturally regenerates the supporting structure that the tooth has lost due to periodontal disease. Biora's American Depository Shares are quoted in the OTC market in the US and Biora's ordinary shares are listed on the "O-list" of the Stockholm Stock Exchange in Sweden.

This press release may contain certain forward- looking statements that relate to future events or future business and financial performance. Such statements can only be predictions and the actual events or results may differ from those discussed. The Company cautions that these statements are subject to important factors that could cause actual results to differ materially from those expressed or implied in such forward looking statements and are more fully discussed in periodic reports filed with Securities and Exchange Commission.
--------------------------------------------------------------------------------
For further information, please contact:

- Tommie Johansson, Corporate Communications and Investor Relations, Biora +46 70 32 21 365
-        Donna Janson, President and CEO of Biora, tel: +46- 40-32 12 28
-        Elisabeth Lavers, Investor relations, Biora US tel: 203 977 7797
-        http://www.biora.com



          Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.


                                    BIORA AB


        Dated: April 29, 2002       By:    /s/  Kerstin Palsson
                                           -------------------------------------
                                           Kerstin Palsson
                                           Chief Financial Officer